Exhibit 99.1

FOR IMMEDIATE RELEASE

CorpBanca Responds to Amended Complaint Filed by Cartica

Cartica Wants Special Payment Related to the Proposed Merger of CorpBanca and Banco Itaú Chile, Revealing True Reason for Its Lawsuit

CorpBanca Continues to Seek Court Permission to File Motions to Dismiss Cartica’s Meritless and Misguided Lawsuit

Santiago, Chile, June 13, 2014. CORPBANCA (NYSE:BCA; SSE: CORPBANCA) responded today to the amended complaint[1] regarding the proposed merger of CorpBanca and Banco Itaú Chile brought by Cartica Management, LLC (“Cartica”) in the United States District Court for the Southern District of New York (the “Court”). CorpBanca will file a pre-motion letter seeking permission to file two separate Motions to Dismiss Cartica’s newly filed complaint, which now seeks money damages that would be to the exclusive benefit of Cartica and no other CorpBanca shareholders.  Cartica filed the amended complaint after the Court held a conference to discuss proposed motions by the defendants to dismiss the lawsuit.

CorpBanca issued the following statement:

“CorpBanca continues to firmly believe that Cartica’s claims are entirely without merit, and that Cartica’s interests are not aligned with those of other CorpBanca shareholders.  Cartica originally pretended that it was filing its complaint on behalf of minority shareholders to obtain more information about the transaction.  In fact, CorpBanca has supplied an abundance of disclosures about the proposed merger throughout the process, including the transaction documents, the risks and benefits of the deal, and the prospects for the post-merger bank.  CorpBanca’s shareholders have all material information they need to cast a fully informed vote.

Faced with all this information, and CorpBanca’s letters to the Court explaining the significant flaws in Cartica’s Complaint, Cartica has revealed its true colors and motivations:  To seek money for its trading in CorpBanca shares over the last six months, exclusively for its own benefit and to the detriment of the other shareholders.  Cartica’s new claim, which was omitted from its press release, demonstrates that Cartica is looking for special treatment and a coerced payout on its investment in CorpBanca.

Cartica has publicly stated that it supports a merger between CorpBanca and Itaú.  Yet, it asks the Court to enjoin the transaction and has now added Itaú to the lawsuit.  This is nothing more than a desperate attempt to proliferate its self-serving campaign.  Cartica is trying to prevent other CorpBanca shareholders from casting their votes in favor of the transaction.  And it now appears to be using this lawsuit to try to hold up the deal in order to extract a payment from CorpBanca.  This is not shareholder activism in the name of good corporate governance but rather an orchestrated scheme to threaten a valuable merger for a personal profit.

The new story in Cartica’s amended complaint also raises concerns about Cartica’s trading practices.  Cartica says that it purchased additional shares of CorpBanca during the last six months based on information it obtained in a private meeting with CorpBanca’s majority shareholder CorpGroup. While no material non-public information was disclosed at any time by CorpBanca or its majority shareholder in its discussions with Cartica, the activist hedge fund apparently attempted to trade on these discussions to its own advantage and to the detriment of other CorpBanca shareholders from whom it bought shares.  While Cartica tries to hold itself out as a long-term investor and champion of minority shareholders, the truth is that it has been actively trading CorpBanca shares the whole time, and this suit is a little more than an effort to justify its speculative and misguided trading strategy to its investors.

With respect to the claims in Cartica’s amended complaint, CorpBanca strongly believes that Cartica’s suit continues to lack merit.  Cartica’s request for additional disclosures, including request for immaterial and extraneous details, and in many cases, nonexistent materials, amounts to nothing more than an endless paper chase.  CorpBanca has published massive amounts of information with respect to the proposed merger, far in excess of that required by law, including the Transaction Agreement, the Shareholders Agreement, the loan agreement, an SEC filing describing the benefits and risks of the deal, financial information on both CorpBanca and Itaú, pro forma financial statements regarding the merged bank, fairness opinions rendered by two leading global investment banks in connection with the deal, and a 100-page disclosure document describing in detail the deal, its structure, terms, background and conditions.

With respect to its securities claim, Cartica continues to complain about CorpBanca’s business decisions in Chile, which are outside the jurisdiction of a U.S. federal court.  Yet, Cartica has never filed any case in Chile regarding CorpBanca’s business decisions, the only proper place for such a dispute.  With respect to its claims of deficiencies in 13D filings by CorpBanca’s controlling shareholder, Cartica is seeking additional information about Corp Group’s agreements with Itaú that were disclosed to the public long ago.

CorpBanca strongly believes that the proposed transaction is in the best interests of CorpBanca shareholders and that Cartica’s interests are not aligned with those of other CorpBanca shareholders.  CorpBanca remains firmly committed to the dismissal of Cartica’s self-serving lawsuit.”

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[1] Cartica Management, LLC, et al. v. CorpBanca, et al., Case No. 14-cv-2258 (PKC)

About CorpBanca

CORPBANCA (NYSE:BCA; SSE: CORPBANCA) is Chile’s oldest operating private bank founded in 1871. Based in Chile, CorpBanca also participates in Colombia and Panama. It also has a branch in New York and a representative office in Madrid. Its total consolidated assets are US$33 billion approximately and the equity totaled US$3.3 billion. Focused on large and medium companies and individuals, CorpBanca offers universal bank products. Its remarkable performance in the past 18 years has allowed consolidating CorpBanca as the fourth largest private bank in Chile. In 2012 CorpBanca started the process of regionalization with the acquisition of two banks in Colombia, becoming the first Chilean bank to have banking subsidiaries abroad.

As of March 31, 2014, according to the Chilean Superintendency of Banks, CorpBanca was the fourth largest private bank in Chile in terms of the overall size of its customer loan portfolio (11.5% market share on a consolidated basis and 7.2% market share among private banks on an unconsolidated basis only taking into account its operations in Chile).

At the same date, according to the Colombian Superintendency of Finance, CorpBanca Colombia and Helm Bank combined operations were the sixth largest bank in Colombia in terms of total assets and in terms of total loans and also the sixth largest bank in Colombia in terms of total deposits, as reported under local regulatory and accounting principles

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to CorpBanca concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. More information on potential factors that could affect CorpBanca’s financial results is included from time to time in the “Risk Factors” section of CorpBanca’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and CorpBanca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

INVESTOR CONTACT
Investor Relations, CorpBanca
Santiago, Chile
Phone: +56 (2) 2660-2555
IR@corpbanca.cl

MEDIA CONTACT

Brian Maddox / Andrea Duffy
FTI Consulting
Phone: +1 (212) 850-5661

Matthew Sherman / Mahmoud Siddig
Joele Frank, Wilkinson Brimmer Katcher
Phone: +1 (212) 355-4449

Matias Cartajena / Pablo Reyes
Simplicity
  Phone: +569 (9289) 5367